




ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67111

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __January 1, 2013__ AND ENDING __December 31, 2013__

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Vaquero Capital, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

655 Montgomery Street, Suite 940

(No. and Street)

San Francisco   CA   94111

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
David Grove   (415) 798-2300

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc. Certified Public Accountants

(Name - if individual, state last, first, middle name)

9221 Corbin Avenue, Suite 170   Northridge   California   91324

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

---

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)



OATH OR AFFIRMATION

I, **David Grove** _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Vaquero Capital, LLC** _____ , as of _____ **December 31** , 20 **13** , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

State of _Ca li for n a_
County of _San Francisco_
Subscribed and sworn to (or affirmed) before me
on this _21_ day of _February_, _2014_ by
David Grove proved to me on
the basis of satisfactory evidences to be the
person who appeared before me.

_____
Notary Public

_____
Signature

Managing partner
Title

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).



BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS


Independent Auditor's Report


Member
Vaquero Capital LLC:

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Vaquero Capital LLC, (the Company) as of December 31, 2013, and the related statements of income, changes in members' equity, and cash flows for the period then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Vaquero Capital LLC as of December 31, 2013, and the results of its operations and its cash flows for the period then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I, II, and III has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I, II, and III is fairly stated in all material respects in relation to the financial statements as a whole.

Breard & Associates, Inc.
Certified Public Accountants

Oakland, California
February 28, 2014

Vaquero Capital LLC
Statement of Financial Condition
December 31, 2013

Assets

Cash	$	1,454,186
Accounts receivable		370,444
Investments, not readily marketable		374,983
Prepaid expenses and other		8,685
Total assets	$	2,208,298

Liabilities and Member's Equity

Liabilities

Accounts payable and accrued expenses	$	14,626
Employee compensation and benefits payable		758,110
Income taxes payable		3,290
Total liabilities		776,026

Commitments and contingencies

Member's equity

Member's equity		1,432,272
Total member's equity		1,432,272
Total liabilities and member's equity	$	2,208,298

The accompanying notes are an integral part of these financial statements.

Vaquero Capital LLC
Statement of Income
For the Year Ended December 31, 2013

Revenues

M & A advisory fees	$	4,227,065
Retainers		205,000
Private placement fees		825,000
Total revenues		5,257,065

Expenses

Employee compensation and benefits	1,736,885
Travel	51,141
Legal and professional fees	92,226
Occupancy and equipment rental	132,272
Commissions paid to other broker-dealers	39,661
Meals and entertainment	60,235
Telephone and internet	16,215
Regulatory fees	17,740
Marketing and selling expense	12,752
Office and other	24,937
Loss on impairment	62,617
Total expenses	2,246,681
Net income (loss) before income tax provision	3,010,384

Income tax provision		12,590
Net income (loss)	$	2,997,794

The accompanying notes are an integral part of these financial statements.

Vaquero Capital LLC
Statement of Changes in Member's Equity
For the Year Ended December 31, 2013

	Member's Equity
Balance at December 31, 2012	$ 1,479,478
Member's distributions	(3,045,000)
Net income (loss)	2,997,794
Balance at December 31, 2013	$ 1,432,272

Vaquero Capital LLC
Statement of Cash Flows
For the Year Ended December 31, 2013

Cash flow from operating activities:

Net income (loss)			$ 2,997,794
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:			
Impairment loss	$	62,617	
(Increase) decrease in assets:			
Accounts receivable		(326,244)	
Investments, not readily marketable		(174,983)	
Prepaid expenses and other		(2,475)	
Increase (decrease) in liabilities:			
Accounts payable and accrued expenses		1,503	
Employee compensation and benefits payable		758,110	
Income taxes payable		3,290	
Payable to related party		(5,877)	
Total adjustments			315,941
Net cash provided by (used in) operating activities			3,313,735
Net cash provided by (used in) in investing activities			-
Cash flow from financing activities:			
Distributions from earnings		(3,045,000)	
Net cash provided by (used in) financing activities			(3,045,000)
Net increase (decrease) in cash			268,735
Cash at beginning of year			1,185,451
Cash at end of year			$ 1,454,186
Supplemental disclosure of cash flow information:			
Cash paid during the year for:			
Interest	$	746	
Income taxes	$	9,300	

The accompanying notes are an integral part of these financial statements.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Vaquero Capital, LLC (the "Company") was organized in the State of California on September 22, 2005, under the name Bandon Partners, LLC. The Company was acquired on March 30, 2012 and changed its name to Vaquero Capital, LLC on October 1, 2012. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934, a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC").

The Company is engaged in business as a securities broker-dealer, that provides several classes of services, including structuring private placements of both debt and equity securities, on behalf of clients, and acts as a mergers and acquisitions consultant.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(i), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Accounts receivable are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

The Company has adopted FASB ASC 320, Investments — Debt and Equity Securities. As such, marketable securities held by the Company are classified as trading securities and stated at their fair market value based on quoted market prices. Realized gains or losses from the sale of marketable securities are computed based on specific identification of historical cost. Unrealized gains or losses on marketable securities are computed based on specific identification of recorded cost, with the change in fair value during the period included in income.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Advisory fees are recognized as earned according to the fee schedule stipulated in the client's engagement contracts. The Company receives investment banking fees in accordance with terms stipulated in its engagement contracts. Fees are recognized as earned.

The Company is treated as a disregarded entity for federal income tax purposes, in accordance with California single member limited liability company rules. All tax effects of the Company's income or loss are passed through to the member. Therefore, no provision or liability for Federal Income Taxes is included in these financial statements.

Note 2: INCOME TAXES

As discussed in the Summary of Significant Accounting Policies (Note 1), the Company is treated as a disregarded entity for federal income tax purposes, in accordance with California single member limited liability company rules. All tax effects of the Company's income or loss are passed through to the member. Therefore, no provision or liability for Federal Income Taxes is included in these financial statements. The Company is subject to a limited liability company gross receipts

The Company is subject to a limited liability company gross receipts tax, with a minimum franchise tax. As of December 31, 2013, the income tax provision consists of the following:

Franchise tax	$ 800
Gross receipts fee	11,790
Total income tax provision	$ 12,590

The Company is required to file income tax returns in California state tax jurisdiction. The Company's tax returns are subject to examination by taxing authorities in the jurisdiction in which it operates in accordance with the normal statutes of limitations in the applicable jurisdiction. The statute of limitations for state purposes is generally three years, but may exceed this limitation depending upon the jurisdiction involved. Returns that were filed within the applicable statute remain subject to examination. As of December 31, 2013, the Franchise Tax Board has not proposed any adjustment to the Company's tax position.

Vaquero Capital LLC
Notes to Financial Statements
December 31, 2013

Note 3: FAIR VALUE MEASUREMENT - ACCOUNTING PRONOUNCEMENT

On January 1, 2009, the Company adopted FASB ASC 820, Fair Value Measurements and Disclosures, which defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income, or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 - Quoted prices in an active market for identical assets or liabilities;

Level 2 - Observable inputs other than Level 1, quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, and model derived prices whose inputs are observable or whose significant value drivers are observable;

Level 3 - Assets and liabilities whose significant value drivers are unobservable.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2013:

Assets	Fair Value	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs
Investments, not readily mkt	$ 374,983	$ -	$ -	$ 374,983
Total	$ 374,983	-	-	$ 374,983

Balance at December 31, 2012	$ 200,000
Purchases	174,983
Balance at December 31, 2013	$ 374,983

The Company received phantom options for an LLC interest from an entity to which the Company's sole member provided advice. For accounting purposes, phantom options are treated as deferred compensation and it is carried at a value of zero.

Note 4: SUBSEQUENT EVENTS

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

Note 5: PENSION PLANS

Effective January 1, 2013, the Company's adopted a Safe Harbor 401(k) (the "Plan"). All employees, 21 years of age or older, are eligible to participate in the Plan, provided they have been employed for more then six (6) months for the plan. The Company's contributions are discretionary and are determined each year by the Company. The Company made matching contributions of $143,000, of which $125,500 is payable at year end.

The Company also has a SEP IRA ("IRA") to which it contributes for both the member and the employees. For the year ended December 31, 2013, the Company contributed $41,500 to the IRA for the year 2012.

Note 6: COMMITMENTS AND CONTINGENCIES

Commitments

In March 2012, the Company entered into a non-cancellable lease for office space for a period of twenty-five months, which expires April 13, 2014. The lease contains provisions for rent escalations based on increases in certain costs incurred by the lessor. Under the terms of the agreement, the Company incurred $73,851, in occupancy expense for the year ended December 31, 2013.

At December 31, 2013, the minimum annual payments are as follows:

Year Ending December 31,		
2014	$	21,707
2015 & thereafter		-
	$	21,707

Note 6: COMMITMENTS AND CONTINGENCIES (Continued)

Contingencies

The Company maintains several bank accounts at financial institutions. These accounts are insured either by the Federal Deposit Insurance Commission ("FDIC"), up to $250,000, or the Securities Investor Protection Corporation ("SIPC"), up to $500,000. At times during the year ended December 31, 2013, cash balances held in financial institutions were in excess of the FDIC and SIPC's insured limits. The Company has not experienced any losses in such accounts and management believes that it has placed its cash on deposit with financial institutions which are financially stable.

During the year ended December 31, 2013, the Company's sole member became a respondent in an arbitration claim arising out of a Separation Agreement with his former employer. The Company has not been named in the claim and the sole member plans to vigorously defend himself in the proceeding. Since the outcome of this arbitration claim cannot be predicted with any degree of certainty, these financial statements do not contain any adjustments pertaining to the outcome of the proceedings.

Note 7: RECENTLY ISSUED ACCOUNTING STANDARDS

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs")

For the year ending December 31, 2013, various ASUs issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has reviewed the following ASU releases to determine relevance to the Company's operations:

ASU No.	Title	Effective Date
2011-05	Comprehensive Income (Topic 220): Presentation of Comprehensive Income (June 2011).	After December 15, 2011

Vaquero Capital LLC
Notes to Financial Statements
December 31, 2013

Note 7: RECENTLY ISSUED ACCOUNTING STANDARDS

(Continued)

2011-11	Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities (December 2011).	After January 1, 2013
2011-12	Comprehensive Income (Topic 220): Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05 (December 2011).	After December 15, 2011
2013-02	Comprehensive Income (Topic 220): Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income (February 2013)	After December 15, 2013
2013-11	Income Taxes (Topic 740): Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists (July 2013).	After December 15, 2013

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

Note 8: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2013, the Company had net capital of $678,160 which was $626,425 in excess of its required net capital of $51,735; and the Company's ratio of aggregate indebtedness ($776,026) to net capital was 1.14 to 1, which is less than the 15 to 1 maximum allowed.

Vaquero Capital LLC
Notes to Financial Statements
December 31, 2013

Note 9: RECONCILIATION OF AUDITED NET CAPITAL TO UNAUDITED FOCUS

There is a difference of $1,205 between the computation of net capital under net capital SEC Rule 15c3-1 and the corresponding unaudited FOCUS part IIA.

Net capital per unaudited schedule			$	676,955
Adjustments:				
Member's equity	$	(61,413)		
Non-allowable assets		62,617		
Haircuts & undue concentration		1		
Total adjustments				1,205
Net capital per audited statements			$	678,160

Vaquero Capital LLC
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of December 31, 2013

Computation of net capital

Member's equity		$ 1,432,272	
Total member's equity			$ 1,432,272
Less: Non-allowable assets			
Accounts receivable	(370,444)		
Prepaid expenses and other	(8,685)		
Total non-allowable assets			(379,129)
Net capital before haircuts			1,053,143
Less: Haircuts on securities			
Haircut on marketable securities	(374,983)		
Total haircuts on securities			(374,983)
Net Capital			678,160

Computation of net capital requirements

Minimum net capital requirements

6 2/3 percent of net aggregate indebtedness	$	51,735	
Minimum dollar net capital required	$	5,000	
Net capital required (greater of above)			(51,735)
Excess net capital			$ 626,425

Ratio of aggregate indebtedness to net capital   1.14 : 1

There was a difference of $1,205 between net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated December 31, 2013 (See Note 9).

Vaquero Capital LLC
Schedule II - Computation for Determining of Reserve
Requirements Pursuant to Rule 15c3-3
As of December 31, 2013

A computation of reserve requirements is not applicable to Vaquero Capital LLC as the Company qualifies for exemption under Rule 15c3-3(k)(2)(i).

Vaquero Capital LLC
Schedule III - Information Relating to Possession or Control
Requirements Pursuant to Rule 15c3-3
As of December 31, 2013

Information relating to possession or control requirements is not applicable to Vaquero Capital LLC as the Company qualifies for exemption under Rule 15c3-3(k)(2)(i).

Vaquero Capital LLC

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to Rule 17a-5

For the Period Ended December 31, 2013



BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Member
Vaquero Capital LLC:

In planning and performing our audit of the financial statements of Vaquero Capital LLC (the Company), as of and for the period ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

The size of the business and the resultant limited number of employees imposes the practical limitations on the effectiveness of those internal control policies and procedures that depends on the segregation of duties. Because this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Breard & Associates, Inc.
Certified Public Accountants

Oakland, California
February 28, 2014

Vaquero Capital LLC

Report on the SIPC Annual Assessment

Pursuant to Rule 17a-5 (e) 4

For the Period Ended December 31, 2013



BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Member
Vaquero Capital LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the period ended December 31, 2013, which were agreed to by Vaquero Capital LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, solely to assist you and the other specified parties in evaluating Vaquero Capital LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Vaquero Capital LLC's management is responsible for the Vaquero Capital LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries contained in the client general ledger noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the period ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the period ended December 31, 2013, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with client prepared supporting schedules and working papers contained in our "A" work papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers prepared by Vaquero Capital LLC supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Breard & Associates, Inc.
Certified Public Accountants

Oakland, California
February 28, 2014

Vaquero Capital, LLC
Schedule of Securities Investor Protection Corporation
Assessments and Payments
For the Year Ended December 31, 2013

	Amount
Total assessment	$ 13,143
SIPC-6 general assessment Payment made on July 31, 2013	(4,764)
SIPC-7 general assessment Payment made on January 27, 2014	(8,379)
Total assessment balance (overpayment carried forward)	$ -